Room 4561

November 21, 2006

Mr. Kenneth D. Rardin
President and Chief Executive Officer
Merge Technologies Incorporated
6737 West Washington Street
Suite 2250
Milwaukee, WI 53214-5650

      RE: Merge Technologies Incorporated
             Form 10-K For the Year Ended December 31, 2005
             File No. 001-33006

Dear Mr. Rardin:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005
Liquidity and Capital Resources, page 51

1. We note a significant increase in deferred revenues and other assets at December 31, 2005 and a significant decrease in accounts receivable and deferred revenues at June 30, 2006. Explain the reasons underlying these material changes. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Financial Statements and Supplementary Data, page 55
Note 1. Basis of Presentation and Significant Accounting Policies, page 61

(v) Revenue Recognition, page 69

2. You state on page 2 of the business section, that the Company's sales strategy includes indirect sales through value-added-reseller channels. Clarify how you recognize revenue for sales through your reseller channel. Tell us if you offer any incentives and if so, how you account for them.   Explain how your policy complies with SFAS 48, SOP 97-2 and SAB 104.

3. Given your disclosure on page 20 that the Company has "had difficulty accurately estimating the number of days required to complete the consulting and installation services and, accordingly, accurately estimating the percentages of completion," clarify how you have concluded that your estimates are reliable for revenue recognition purposes. Tell us the significance of revisions to estimates for each fiscal year presented and the impact of those revisions on revenue reported in the period the estimate was recorded and the period in which it was revised. We may have further comments.

4. Clarify for us, your accounting for loss contracts under fixed fee arrangements. Refer SOP 81-1 and ARB 45 for guidance.

5. For arrangements where you use contractual milestones, explain why you believe the achievement of contractual milestones (i.e., when revenues become billable under the contracted billing schedules) is a proper measure of progress under a contract. Refer to paragraph 90 of SOP 97-2.

6. Explain to us the nature of the elements included in the engineering services contracts accounted for under percentage of completion contract accounting. Tell us how you classify contract elements of hardware, software license product and services revenues and costs from those contracts on the face of the statement of operations following Rules 5-03.1 and 2 of Regulation S-X.

7. We note in your disclosure that vendor specific objective evidence (VSOE) of fair value for the maintenance portion of arrangements is based on the substantive renewal price of the maintenance (i.e., PCS) offered to customers, which may be stated in the contract, or for certain customer groups using the bell-shaped curve approach. Clarify for us, whether you apply a consistent methodology for determining VSOE of PCS for each sub-group of arrangements. Explain your methodology and assumptions used to determine VSOE of fair value using the bell-shaped approach. For instance, describe the process you use to evaluate information about the PCS rates charged and how you determine that the prices

are sufficiently clustered within an acceptable range. Clarify for us, what the Company considers to be an acceptable range. We may have further comment.

8. In addition to the above, clarify your statement on page 45 that VSOE of PCS does not exist for some contracts. Does this relate to contracts that contain PCS rates that fall outside of the acceptable range when applying the bell-shaped approach? Please explain.

9. It appears that you are reporting revenue gross, as it relates to sublicense revenue (sold on both an individual basis and a "usage" basis). Provide us with your analysis of why gross revenue presentation is appropriate under EITF 99-19. This analysis should clearly explain in detail why you satisfy each criterion by identifying the specific terms of your transactions and nature of relationship with your customers and suppliers.

Note 2 - Acquisitions

10. Provide us with your analysis that supports the identification of the Company as the acquiring company in the transaction with Cedara Software Group ("Cedara"). Your response should address each of the factors outlined in paragraph 17 of SFAS 141. Ensure your responses addresses how the Company reached this conclusion in light of the fact that Cedara appears to hold larger voting rights in comparison to the Company based on a fully-diluted basis (e.g., stock options, ExchangeCo Exchangeable Shares). In addition, consider the make-up of the board of directors and management. We may have further comment.

11. We note your disclosures relating to the acquisition of Cedara Software and that over eighty percent of the purchase price was allocated to goodwill. Tell us and disclose in future filings the factors that contributed to the purchase price resulting in goodwill. We refer you to paragraph 51 b of SFAS 141.

12. It appears from your disclosures that the Company acquired Cedara Software for its market leading technology and significant customer base. Considering this explain why it is reasonable that less then seven percent of the $387 million purchase price was allocated to customer relationships and purchased and developed technologies. Further explain how the Company considered paragraph A14 of SFAS 141 in evaluating the intangible assets acquired and allocation to those intangibles.

13. Tell us whether the Company had any pre-existing relationships with Cedara Software and if so, how you considered EITF 04-1 in accounting for those relationships.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant at (202) 551-3407, Thomas Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief